Exhibit 24.1

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ Salvatore J. Badalamenti**
                                         Salvatore J. Badalamenti

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ George R. Bravante, Jr.**
                                              George R. Bravante, Jr.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ Janet M. Clarke**
                                          Janet M. Clarke

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ Kim A, Fadel**
                                    Kim A. Fadel

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ Judith R. Haberkorn**
                                              Judith R. Haberkorn

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ T. Patrick Kelly**
                                                 T. Patrick Kelly

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ James B. Ream**
                              James B. Ream

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ Bonnie S. Reitz**

Bonnie S. Reitz

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ Frederick S. Cromer**
                        Frederick S. Cromer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned, a director and/or officer of ExpressJet Holdings, Inc. (the "Company"), does hereby constitute and appoint James B. Ream, Frederick S. Cromer and Scott R. Peterson, or any of them, as the undersigned's true and lawful attorneys in fact and agents to execute in the name, place and stead of the undersigned the Company's Annual Report on Form 10-K for the year ended December 31, 2007 (and any amendments thereto), to be filed by the Company under the Securities Exchange Act of 1934, as amended, as fully and effectively in all respects as the undersigned could do if personally present.

IN WITNESS WHEREOF, the undersigned has signed this Power of Attorney on and as of the date set forth below.

Date: March 1, 2008   **/s/ LamPhung Ngo-Burns**
                                         LamPhung Ngo-Burns